Exhibit 20

Contact:

Jerry Tighe
Harvard Industries
908-437-4100

                              FOR IMMEDIATE RELEASE

                     Harvard Announces Delisting from Nasdaq

Lebanon, NJ, September 14, 2000   Harvard Industries, Inc. (NASDAQ-HAVA)
has been notified that the Nasdaq Stock Market has delisted the Company's Commmon Stock effective at the opening of business on September 14, 2000 for failure to meet the minimum share bid price of $5.00 per share.
         The Company remains a reporting company under the Securities and Exchange Commission's rules. Trading in the Company's Common Stock will now be conducted in the over-the-counter market and, on application by broker-dealers, will be eligible for quotation on the OTC Bulletin Board. The OTC Bulletin Board is a regulated quotation service that displays real-time quotes and last-sale price and volume information in over-the-counter (OTC) equity securities.
         Mr. Roger Pollazzi, Chairman and Chief Executive Officer of Harvard, stated: "We will not let the delisting distract us from our primary corporate goal of building value for our stockholders".
         This news release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Harvard's Securities and Exchange Commission filings.